UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ________)*

Canada Southern Petroleum Ltd.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number)
Trudy M. Curran
Canadian Oil Sands Limited
2500 First Canadian Centre
350—7th Avenue S.W.
Calgary, Alberta, Canada T2P 3N9
(403) 260-3636
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	135231108	Page	2	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	1212707 Alberta Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Alberta, Canada

	7	SOLE VOTING POWER:

NUMBER OF		9,891,174.74

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,891,174.74

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,891,174.74

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	66%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

2

CUSIP No.	135231108	Page	3	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Canadian Oil Sands Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Alberta, Canada

	7	SOLE VOTING POWER:

NUMBER OF		9,891,174.74

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,891,174.74

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,891,174.74

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	66%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

3

CUSIP No.	135231108	Page	4	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Canadian Oil Sands Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Alberta, Canada

	7	SOLE VOTING POWER:

NUMBER OF		9,891,174.74

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,891,174.74

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,891,174.74

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	66%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

4

Item 1.     Security and Issuer
          This Statement on Schedule 13D (this “Statement”) relates to the Common Shares (the “Common Shares”), of Canada Southern Petroleum Ltd., a corporation organized under the laws of the Province of Alberta, Canada (“Issuer”). The address of the Issuer’s principal executive offices is:
Canada Southern Petroleum Ltd.
Suite 250, 706–7th Avenue S.W.
Calgary, Alberta, Canada T2P 0Z1
Item 2.     Identity and Background
          (a) – (c) and (f). 1212707 Alberta Ltd. (“1212707”) is a wholly owned subsidiary of Canadian Oil Sands Limited (“Limited”), which is a wholly owned subsidiary of Canadian Oil Sands Trust, an open-ended investment trust (the “Trust”). The Trust is the largest energy trust in Canada and the only public investment vehicle that provides a non-diversified ownership in Syncrude, one of the largest oil sands operations in the world. Limited is the operating arm of the Trust. The executive office of each of 1212707, Limited and the Trust is located at 2500 First Canadian Centre, 350–7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9.
          The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of 1212707, Limited and the Trust are as set forth on Appendix A attached hereto and are incorporated herein by reference.
          (d) and (e)
          None of 1212707, Limited or the Trust nor, to the best of their knowledge, any person listed on Appendix A has, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, provincial or state securities laws, or a finding of any violation of federal, provincial or state securities laws.
Item 3.     Source and Amount of Funds or Other Consideration
          The common shares were purchased with funds obtained from existing cash reserves, borrowing capacity and existing lines of credit.
Item 4.     Purpose of Transaction
          The purpose of the acquisition is to enable 1212707, Limited and the Trust to acquire all of the outstanding common shares of the Issuer. Effective June 18, 2006, 1212707, Limited and Issuer entered into a pre-acquisition agreement pursuant to which 1212707 and Limited agreed to acquire the Issuer and 1212707 agreed to make a tender offer to acquire all of the outstanding common shares of the Issuer. By press release issued on August 19, 2006, the Trust announced that 1212707 and Limited had acquired approximately 9.8 million common shares of Issuer pursuant to the tender offer and had provided for a subsequent offering period that will expire at midnight (Pacific daylight time) on Wednesday, September 6, 2006 and pursuant to which 1212707 and Limited have acquired and will acquire all additional common shares of Issuer tendered during the subsequent offering period.
          If 1212707 and Limited acquire at least 90% of the common shares of the Issuer, they may acquire the remaining common shares of Issuer pursuant to the compulsory acquisition provision of Part 16 of Business Corporations Act (Alberta), as amended. If they acquire less than 90% of the common shares of the Issuer, they intend to avail themselves of such other corporate actions or proceedings as may be legally available, including an amalgamation, statutory arrangement, capital reorganization or other transaction, to acquire the remaining outstanding common shares of Issuer. Subject to applicable laws, 1212707 and Limited intend to cause Issuer to take steps to toward the elimination of its public reporting requirements under applicable Canadian and US securities laws and to delist the common shares from the Toronto Stock Exchange and The NASDAQ Capital Market.

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          Other than as described in this Statement, none of 1212707, Limited or the Trust have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.     Interest in Securities of the Issuer
(a) and (b) As of August 28, 2006, 1212707 beneficially owns 9,891,174.74 common shares of Issuer. This represents approximately 66% of the outstanding common shares of Issuer as of such date. 1212707 has the sole power to vote or dispose of these common shares. None of 1212707, Limited or the Trust beneficially own any other common shares of the Issuer.
(c)     Except as described in Item 4 above, none of 1212707, Limited or the Trust has engaged in any transaction during the past 60 days in any common shares of the Issuer. None of the persons whose names are listed on Appendix A beneficially owns any common shares of Issuer.
(d)     Not applicable.
(e)     Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Except as described in Item 4 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of 1212707, Limited, the Trust or any person whose names are listed on Appendix A and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.     Material to Be Filed as Exhibits

Exhibit 1.	Pre-Acquisition Agreement among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern Petroleum Ltd. dated as of June 18, 2006. Incorporated by reference to Exhibit (d)(1)(i) to Schedule TO filed by Limited and 1212707 on June 26, 2006

Exhibit 2	Amendment, dated June 29, 2006, to Pre-Acquisition Agreement among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern Petroleum Ltd. dated June 18, 2006. Incorporated by reference to Exhibit (d)(1)(iii) to Amendment No. 1 to Schedule TO filed by Limited and 1212707 on July 5, 2006

Exhibit 3	Second Amendment, dated July 12, 2006, to Pre-Acquisition Agreement among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern Petroleum Ltd. dated June 18, 2006. Incorporated by reference to Exhibit (d)(1)(iv) to Amendment No. 2 to Schedule TO filed by Limited, the Trust and 1212707 on July 14, 2006

Exhibit 4	Third Amendment, dated August 7, 2006 to Pre-Acquisition Agreement among Canadian Oil Sands Limited, 1212707 Alberta Ltd and Canada Southern Petroleum Ltd dated June 18, 2006. Incorporated by reference to Exhibit (d)(1)(v) to Amendment No. 4 to Schedule TO filed by Limited, the Trust and 1212707 on August 8. 2006

Exhibit 5	Agreement relating to joint filing

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SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: August 30, 2006

1212707 ALBERTA LTD.
By:	/s/ Ryan M. Kubik
	Name:	Ryan M. Kubik
	Title:	Treasurer and Controller

CANADIAN OIL SANDS LIMITED
By:	/s/ Marcel R. Coutu
	Name:	Marcel R. Coutu
	Title:	President and Chief Executive Officer

CANADIAN OIL SANDS TRUST by its manager, CANADIAN OIL SAND LIMITED
By:	/s/ Marcel R. Coutu
	Name:	Marcel R. Coutu
	Title:	President and Chief Executive Officer

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APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF 1212707
The following table sets forth the name, present principal occupation or employment and the name and principal business of the organization in which the employment is conducted and material occupations, positions, offices or employment for the past five years and the name, principal business and address of the organization in which the employment is conducted for each member of the board of directors of 1212707 and for each of its executive officers. Each person listed below is a citizen of Canada. The business address of each such director or executive officer is c/o Canadian Oil Sands Limited, 2500, 350–7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9.

Present Principal Occupation or Employment
Name	Material Positions Held During the Past Five Years (1)

Marcel R. Coutu	Director, President of 1212707, President and Chief Executive Officer of Limited July 2001 to present; prior thereto, Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001; prior thereto, Director, Finance, Vice President, Finance and subsequently, Senior Vice President, International of TransCanada PipeLines Limited

Allen R. Hagerman	Director, Chief Financial Officer of 1212707, Chief Financial Officer of Limited from June 1, 2003 to present; prior thereto, Vice President and Chief Financial Officer of Fording Canadian Coal Trust from March 1, 2003 to May 31, 2003; Vice President and Chief Financial Officer of Fording Inc. from June 1, 2001 to March 1, 2003 and Vice President, Finance and Accounting and Secretary of Fording Inc. from 1996 to 2001

Trudy M. Curran	Director, General Counsel and Corporate Secretary of 1212707, General Counsel and Corporate Secretary of Limited from November 2001 to present; Senior Counsel and Assistant Corporate Secretary, EnCana Corporation from April 2002 to September 2002; Staff Legal Counsel, PanCanadian Energy Corporation from November 2001 to March 2002; and prior thereto, Senior Counsel, Canadian Pacific Limited from March 1999 to October 2001

Ryan M. Kubik	Director, Treasurer and Controller of 1212707; Treasurer of Limited from September 1, 2002 to present; prior thereto, Advisor, Corporate Finance, EnCana Corporation from April 2002 to August 2002 and prior thereto, Associate Director, Treasury, PanCanadian Energy Corporation and its predecessors
(1)	During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as indicated.

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INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF LIMITED
The following table sets forth the name, present principal occupation or employment and the name and principal business of the organization in which the employment is conducted and material occupations, positions, offices or employment for the past five years and the name, principal business and address of the organization in which the employment is conducted for each member of the board of directors of Limited and for each of its executive officers. Unless otherwise indicated, each person listed below is a citizen of Canada. The business address of each such director or executive officer is c/o Canadian Oil Sands Limited, 2500, 350–7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9. As a trust, the Trust has no employees, directors or officers. Instead, the Trust is managed by the Limited who provided all staff in managing the Trust.

Present Principal Occupation or Employment
Name	Material Positions Held During the Past Five Years (1)

Directors

E. Susan Evans, Q.C.	Corporate Director

The Right Honourable Donald F. Mazankowski	Corporate Director and Business Consultant

Wayne M. Newhouse	Corporate Director

Walter B. O’Donoghue, Q.C.	Counsel, Bennett Jones LLP from January 2004 to present; prior thereto Partner, Bennett Jones

Wesley R. Twiss	Corporate Director from April 2002 to present; prior thereto, Chief Financial Officer PanCanadian Energy Corporation and its predecessors

John B. Zaozirny, Q.C.	Counsel, McCarthy Tétrault LLP

Executive Officers

C.E. (Chuck) Shultz	Chairman of the Board, Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)

Marcel R. Coutu	President and Chief Executive Officer of Limited from September 2001 to present; Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001; prior thereto, Director, Finance, Vice President, Finance and subsequently, Senior Vice President, International of TransCanada PipeLines Limited

Allen R. Hagerman, FCA	Chief Financial Officer of Limited from June 1, 2003 to present; Vice President and Chief Financial Officer of Fording Canadian Coal Trust from March 1, 2003 to May 31, 2003; Vice President and Chief Financial Officer of Fording Inc. from June 1, 2001 to March 1, 2003 and Vice President, Finance and Accounting and Secretary of Fording Inc. from 1996 to 2001

Trevor R. Roberts	Chief Operations Officer from September 1, 2005 to present; prior thereto, Vice President, Operations of Suncor Inc. from 1997 to May 2005

Trudy M. Curran	General Counsel and Corporate Secretary of Limited from November 2001 to present; Senior Counsel and Assistant Corporate Secretary, EnCana Corporation from April 2002 to September 2002; Staff Legal Counsel, PanCanadian Energy Corporation from November 2001 to March 2002; and prior thereto, Senior Counsel, Canadian Pacific Limited from March 1999 to October 2001

Ryan M. Kubik	Treasurer of Limited from September 1, 2002 to present; Advisor, Corporate Finance, EnCana Corporation from April 2002 to August 2002 and prior thereto, Associate Director, Treasury, PanCanadian Energy Corporation and its predecessors

Laureen C. Dubois	Controller of Limited from January 2004 to present; Manager, Accounting of Limited from November 2002 to January 2004; Senior Accountant, EnCana Corporation from November 2001 to October 2002; Assistant Manager, Group Accounting, Canadian Pacific Limited from January 2000 to October 2001
(1)	During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as indicated.

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